Exhibit (a)(5)(B)
November 3, 2005
FOR IMMEDIATE RELEASE
Washington Mutual Announces Final Results of Tender Offer
for 2-3/4% Convertible Cash to Accreting Senior Notes due 2016
SEATTLE, WA – New American Capital, Inc. (the “Company”), a wholly owned subsidiary of Washington Mutual, Inc. (NYSE: WM), announced today the final results of its previously announced cash tender offer for any and all of its outstanding 2-3/4% Convertible Cash to Accreting Senior Notes due 2016 (the “Notes”). The Notes were originally issued by Providian Financial Corporation (“Providian Financial”) in March 2004 and were assumed by the Company in connection with its merger with Providian Financial on October 1, 2005. The indenture governing the Notes required the Company to make the offer as a result of the fundamental change of Providian Financial that resulted from the merger.
The offer for the Notes expired at 12:00 midnight, Eastern time, on Wednesday, November 2, 2005. The Company has been advised by J.P. Morgan Trust Company, National Association, which acted as depositary and paying agent for the offer, that $28,952,000 in aggregate original principal amount of the Notes were validly tendered pursuant to the terms of the offer prior to its expiration.
As previously announced, the Company will pay a make whole premium with a value of approximately $212.0580 for each $1,000 original principal amount of Notes tendered for repurchase or converted in connection with the fundamental change resulting from the merger. The make whole premium will be paid by delivery of 5.0169 shares of Washington Mutual common stock and $23.3264 in cash for each such $1,000 original principal amount of Notes. Cash will be paid in lieu of any fractional shares at a value of $38.3870 per share.
About Washington Mutual
With a history dating back to 1889, Washington Mutual is a retailer of financial services that provides a diversified line of products and services to consumers and commercial clients. At September 30, 2005, Washington Mutual and its subsidiaries had assets of $333.62 billion. Washington Mutual currently operates more than 2,500 retail banking, mortgage lending, commercial banking and financial services offices throughout the nation. Washington Mutual’s press releases are available at www.wamunewsroom.com
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Media Contact	Investor Relations Contact
Alan Elias	Jack Carsky
Washington Mutual	Washington Mutual
415-278-4189	415-278-4977